

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 5, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of ILLINOIS TOOL WORKS INC., under the Exchange Act of 1934:

- 0.250% Senior Notes Due 2024
- 0.625% Senior Notes Due 2027
- 1.000% Senior Notes Due 2031

Sincerely,

An Intercontinental Exchange Company

© 2019 Intercontinental Exchange, Inc.